T 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place, 19th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garret J. Nagle or Noreen L. Wight 617-737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name – *if individual, state last, first, middle name*)

90 Canal Street	Boston	MA	02114
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 1 0 2003 SEC MAIL WASH, D.C. PROCESSING SECTION 165

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 4 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, Noreen Wight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

GARRETT NAGLE & COMPANY, INC.

Years Ended December 31, 2002 and 2001

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Garrett Nagle & Company, Inc. ("the Company") as of December 31, 2002 and 2001, and the related statements of operations, retained earnings, comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the accompanying financial statements, the Company has restated its financial statements for the year ended December 31, 2001, related to the recognition of revenue from investment advisory fees.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as presented on pages 11 and 12, is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financials statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
January 31, 2003

Brown & Brown, LLP

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

GARRETT NAGLE & COMPANY, INC.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 554,197	$ 135,627
Accounts receivable	85,803	47,610
Marketable securities	931,642	1,783,587
Total current assets	1,571,642	1,966,824
Property and equipment, net	44,003	67,232
Prepaid expenses	21,513	21,513
Deposits	2,000	2,000
	$ 1,639,158	$ 2,057,569
Liabilities and Shareholder's Equity		
Current liabilities:		
Deferred revenue	$ 464,865	$ 537,617
Accrued expenses	18,500	18,500
Accrued profit sharing and pension contributions	17,000	32,281
Total current liabilities	500,365	588,398
Commitments		
Shareholder's equity:		
Common stock, $1 par value; 250,000 shares authorized, 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	652,960	827,800
Accumulated other comprehensive income	443,405	598,943
Total shareholder's equity	1,138,793	1,469,171
	$ 1,639,158	$ 2,057,569

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Operations
Years Ended December 31, 2002 and 2001

		2002		2001
Income:				
Investment advisory fees, net of rebates	$	1,130,246	$	1,258,841
Commissions		791,545		624,777
Total income		1,921,791		1,883,618
Operating expenses		1,997,410		1,935,511
Loss from operations		(75,619)		(51,893)
Other income:				
Dividend income		10,764		24,194
Loss from sale of marketable securities		(61,500)		(31,829)
Miscellaneous income		15		1,121
		(50,721)		(6,514)
Net loss	$	(126,340)	$	(58,407)

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Retained Earnings
Years Ended December 31, 2002 and 2001

	2002	2001
Retained earnings, beginning of year	$ 827,800	$ 1,577,417
Shareholder distributions	(48,500)	(212,000)
Retained earnings, beginning of year, (as previously reported in 2001)	779,300	1,365,417
Prior period adjustment	-	(479,210)
Retained earnings, beginning of year, (as restated in 2001)	779,300	886,207
Net loss (as restated in 2001)	(126,340)	(58,407)
Retained earnings, end of year	$ 652,960	$ 827,800

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Comprehensive Loss
Years Ended December 31, 2002 and 2001

	2002	2001
Net loss	$ (126,340)	$ (58,407)
Unrealized holding loss on marketable securities	(155,538)	(1,102)
Comprehensive loss	$ (281,878)	$ (59,509)

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (126,340)	$ (58,407)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	39,003	34,921
Realized loss on marketable securities	61,500	31,829
(Increase) decrease in assets:		
Accounts receivable	(38,193)	19,293
Increase (decrease) in liabilities:		
Accrued expenses	-	1,000
Deferred revenue	(72,752)	(105,522)
Accrued profit sharing and pension contribution	(15,281)	(42,014)
Net cash used in operating activities	(152,063)	(118,900)
Cash flows from investing activities:		
Acquisition of property and equipment	(15,774)	(21,282)
Purchases and income reinvested in marketable securities	(27,336)	(465,799)
Proceeds from the sale of marketable securities	662,243	119,651
Net cash provided by (used in) investing activities	619,133	(367,430)
Cash flows from financing activities:		
Distributions to shareholder	(48,500)	(212,000)
Net cash used in financing activities	(48,500)	(212,000)
Net increase (decrease) in cash and cash equivalents	418,570	(698,330)
Cash and cash equivalents, beginning of year	135,627	833,957
Cash and cash equivalents, end of year	$ 554,197	$ 135,627
Supplemental disclosure of cash flow information:		
Cash paid during the year for state income taxes	$ 4,292	$ 5,471

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Garrett Nagle & Company, Inc. ("the Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary source of revenue is generated through investment advisory services provided for its customers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

Marketable Securities
The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115). Securities categorized as available-for-sale are stated at their fair market value, with unrealized gains and losses reported as a separate component of shareholder's equity.

Accounts Receivable
Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Property and Equipment
The Company's policy is to capitalize assets with a purchase price greater than $500. All fixed assets are stated at cost. Depreciation is recorded on the straight-line basis generally over the estimated useful life of the related assets. A summary of the depreciable lives are as follows:

Furniture and fixtures	7 and 10 years
Leasehold improvements	5 years
Motor vehicles	5 years
Office equipment	5 and 7 years

GARRETT NAGLE & COMPANY, INC.
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes.

Investment Advisory Fees
Investment advisory fees are billed and collected in advance and are recognized as revenue ratably through the year as they are earned. Deferred revenue represents fees collected in advance for services that will be performed in future periods.

Comprehensive Income
Statement of Financial Accounting Standards 130, *Reporting Comprehensive Income* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Comprehensive Income.

Reclassification
Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

NOTE 2 - MARKETABLE SECURITIES

The Company has elected to classify its investments in marketable securities as available-for-sale and report them at fair market value, with unrealized gains or losses excluded from earnings and reported as a separate component of shareholder's equity, in other comprehensive income:

	2002	2001
Cost	$ 488,237	$ 1,184,644
Cumulative unrealized gain	443,405	598,943
Fair market value	$ 931,642	$ 1,783,587

GARRETT NAGLE & COMPANY, INC.
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Furniture and fixtures	$ 91,304	$ 90,038
Leasehold improvements	1,808	1,808
Motor vehicle	89,412	81,769
Office equipment	90,381	83,516
	272,905	257,131
Less: accumulated depreciation	(228,902)	(189,899)
	$ 44,003	$ 67,232

NOTE 4 - COMMITMENTS

Operating Leases
The Company leases office space in Boston, Massachusetts under a five year operating lease which commenced on June 1, 2001 and will expire on May 31, 2004. The terms of the lease require monthly payments starting at $21,513, which will increase to $22,997 throughout the term of the lease.

Future minimum lease payments are as follows:

2003	$ 274,107
2004	114,984
	$ 389,091

The total rent expense for the years ended December 31, 2002 and 2001 was $293,166 and $271,956, respectively.

NOTE 5 – PROFIT SHARING AND PENSION PLANS

The Company sponsors a profit sharing and money purchase pension plan covering substantially all of its employees. Annual contributions to the profit sharing plan are discretionary with amounts allocated on the basis of employee compensation. Annual contributions to the money purchase plan are based on 5% of eligible employee's compensation for the fiscal year.

Total contributions to the money purchase pension plan for December 31, 2002 and 2001 were $17,000 and $32,281, respectively. There was no contribution to the profit sharing plan in 2002, and therefore the contribution in 2002 relates solely to the money purchase pension plan. Administrative costs relating to maintaining both plans were $2,075 and $1,650 at December 31, 2002 and 2001, respectively.

Subsequent to year end, the Company elected to establish a 401(k) plan. The money purchase pension plan was terminated on June 30, 2002 and all the assets of the plan will be transferred into the new 401(k) plan.

NOTE 6 - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital of $900,300 and $1,076,961 (restated), respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2002 and 2001, the Company had a ratio of aggregate indebtedness to net capital of .56 to 1 and .55 to 1, respectively, lower than the maximum ratio required of aggregate indebtedness to net capital of 15 to 1 for each year.

NOTE 7 – PRIOR PERIOD ADJUSTMENT

The Company previously recorded its investment advisory fees when received and not when earned. The Company restated their prior year financial statements to reflect investment advisory fees earned in accordance with generally accepted accounting principles. This restatement resulted in a decrease of the beginning retained earnings balance at January 1, 2002 of $479,210, an increase to current liabilities of $537,617, and an increase in net income of $105,522, resulting in a restated net loss of $58,407, as reflected in the statements of retained earnings.

The net capital computation, as included in the Company's focus report filed with the National Association of Securities Dealers (NASD), was recalculated from 1995 through 2001 and adjusted for the aforementioned restatement for each respective year. In each year there was no violation of the $100,000 minimum net capital requirement. Additionally, the aggregate indebtedness to net capital ratio was also recalculated from 1995 through 2001. In each year, the recalculated ratio was lower than the maximum 15 to 1 ratio of aggregate indebtedness to net capital, as required by the NASD.

	Year Ended December 31, 2001	
	Previously Reported	As Restated
Investment advisory fees	$ 1,153,319	$ 1,258,841
Total income	1,778,096	1,883,618
Net income (loss)	(163,929)	(58,407)
Deferred revenue	0	537,617
Retained earnings	1,365,417	827,800
Net capital	1,632,230	1,076,961
Aggregate indebtness	50,781	588,398

GARRETT NAGLE & COMPANY, INC.
Statements of Operating Expenses
Years Ended December 31, 2002 and 2001

	2002	2001
Office salaries	$ 773,918	$ 751,222
Officers' salary	300,000	300,000
Rent	293,166	271,956
Clearing charges	151,782	119,321
Insurance	79,363	72,142
Taxes, payroll	63,146	57,723
Office expense	44,152	48,898
Depreciation	39,003	34,921
Computer expense	34,751	35,031
Professional fees	31,571	26,146
Travel and entertainment	29,939	44,376
Market data communications	28,216	60,219
Pension and profit sharing expense	19,075	33,931
Miscellaneous	17,135	9,787
Telephone	16,981	7,785
Dues and subscriptions	16,525	7,470
Charitable contributions	12,387	12,564
Printing	11,531	8,058
Postage	7,355	5,283
Maintenance and repairs	7,204	3,820
Registration fees	5,833	8,756
Taxes, other	4,292	5,471
Equipment rental	3,907	4,244
Automobile expense	3,074	3,233
Messenger and delivery	2,244	1,829
Advertising	860	1,325
	$ 1,997,410	$ 1,935,511

See independent auditors' report

GARRETT NAGLE & COMPANY, INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2002 and 2001

	2002	2001
Capital:		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	652,960	827,800
Unrealized holding gains	443,405	598,943
Total capital	1,138,793	1,469,171
Unallowable assets:		
Deposit	2,000	2,000
Prepaid expense	21,513	21,513
Property and equipment, net	44,003	67,232
Security haircuts	170,977	301,465
Total unallowable assets	238,493	392,210
Net capital	900,300	1,076,961
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 800,300	$ 976,961
Aggregate indebtedness	$ 500,365	$ 588,398
Ratio of aggregate indebtedness to net capital	.56 to 1	.55 to 1

See independent auditors' report.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUTING CONTROL

In planning and performing our audit of the financial statements of Garrett Nagle & Company, Inc., (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002. All customer transactions cleared through another broker-dealer (Correspondent Services Corporation) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
January 31, 2003

Brown & Brown, LLP

GARRETT NAGLE & COMPANY, INC.
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2002 and 2001

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

See independent auditors' report.

GARRETT NAGLE & COMPANY, INC.
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital
December 31, 2002

Unaudited net capital at December 31, 2002		$ 1,412,000
Audit adjustments affecting net capital:		
1. To adjust cash to actual	(20)	
2. To adjust accounts receivable to actual	(197)	
3. To adjust marketable securities to actual	2,859	
4. Net effect of prior period adjustment	(464,865)	
5. To adjust accrued expenses to actual	(35,500)	
Total adjustments		(497,723)
Adjustment to security haircuts:		
Marketable securities		(13,977)
Audited net capital at December 31, 2002		$ 900,300

See independent auditors' report.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

March 7, 2003

SEC MAIL PROCESSING
RECEIVED
MAR 10 2003
WASH, D.C. SECTION

Securities & Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

RE: Garrett Nagle & Company

To Whom It May Concern:

Per our discussion with the Boston office of the NASD, we are submitting this letter with the audited financial statements detailing the accounting issue that was discovered during our annual audit of Garrett Nagle & Company (the Company) for the year ended December 31, 2002. The accounting issue, relating to how the Company recognizes revenue from investment advisory fees, requires us to restate the prior year financial statements to account for the accumulated change and to adjust the current year income accordingly.

Accounting Issue Relating to the Recognition of Advisory Fees

Generally accepted accounting principles require revenue to be recognized when earned. When amounts are received in advance of rendering service they are considered unearned and should be recognized ratably over a twelve month period and the remaining balance should be deferred.

The Company charges investment advisory fees to its clients one year in advance on their anniversary date. At the end of the fiscal year, the company should defer revenue that has not been earned to the next fiscal year when those services are rendered. The company was recognizing the revenue in full when the fees were collected, (i.e. cash basis of accounting).

Prior Period Accounting Adjustment

To account for accumulated deferred investment advisory fees, we are required to adjust the 2001 ending retained earnings balance and corresponding liabilities (deferred revenue). To account for the current deferred investment advisory fees, an adjustment was made to revenue and deferred revenue.

To account for the accumulated deferred investment advisory fees at December 31, 2001, an entry for $537,617 was debited to retained earnings (reducing equity) and credited to deferred revenue (increasing liabilities). Essentially this is a re-class between equity and current liabilities.

To adjust deferred investment advisory fees for the year ended December 31, 2002, we adjusted the balance by the change in deferred investment advisory fees from January 1, 2002 ($537,617) to the ending balance at December 31, 2002 ($464,865). This change of $72,752 will be debited to deferred revenue and credited to investment advisory fee revenue.

Prior Period Accounting Adjustment (Continued)

The 2002 financial statements contain a footnote disclosure explaining the prior period adjustment and the amount is included in the reconciliation of the financial statements to the Focus Report.

Net Capital Computation

We recalculated the net capital computation from 1995 through 2002, factoring in the deferred investment advisory fee liability for each year. In each year, there were no violations of the $100,000 net capital requirement.

Aggregate Indebtedness to Net Capital Computation

We recalculated the aggregate indebtedness to net capital ratio from 1995 through 2002, factoring in the deferred investment advisory fee liability for each respective year. In each year, there were no violations of the required 15 to 1 aggregate indebtedness to net capital ratio.

The above information has been fully disclosed in accordance with generally accepted accounting principles in the 2002 audited financial statements of the company. The restatement and disclosure is recommended by the American Institute of Certified Public Accountants.

If you have any questions please contact Larry Kaplan or J. Michael Silvia on this matter.

Respectfully,

Larry M. Kaplan
Partner

Cc: Garrett Nagle
Willis Riccio, Esquire